S A M E X M I N I N G C O R P.
SAMEX MINING CORP. 301 - 32920 Ventura Ave. Abbotsford, BC V2S 6J3 CANADA	TEL: (604) 870-9920 FAX: (604) 870-9930 TOLL FREE: 1-800-828-1488 EMAIL: 2samex@samex.com	WEB: www.samex.com TRADING SYMBOLS: SXG - TSX Venture Exch SMXMF - OTC BB

NEWS RELEASE – No. 6-08

  May 12, 2008

INCA PROJECT UPDATE, CHILE - TUCUMANA AREA

COPPER, MOLY & GOLD MINERALIZATION INTERSECTED IN TUCUMANA BRECCIA PIPE

DISCOVERY OF SECOND BRECCIA PIPE IN TUCUMANA AREA (TUCUMANA #2)

TWO ADDITIONAL LARGE BRECCIA PIPE TARGETS IDENTIFIED FOR FUTURE TESTING

SAMEX announces that drill holes TU-01, TU-02 and TU-03 made important intercepts through oxide copper and sulfide copper, molybdenum and gold mineralization (see geochem tables below).  Drill hole D-L2-04 also intersected a zone of strong molybdenum mineralization that extends east from the Tucumana pipe.  This drilling was part of the Phase I exploration program at the INCA project which included testing of the Tucumana breccia pipe, situated 750 meters east of the previously reported Magallanes pipe (news release No. 1-08).

Approximately 330 meters east of the Tucumana pipe, drill hole D-L3-01 encountered a large breccia pipe that had been highly altered and strongly leached.   Although this pipe was not highly copper mineralized where drilled, the residual abundant limonitic and minor oxide-copper minerals encountered indicate that parts may have originally been well mineralized.  This leaching process may have remobilized the copper mineralization and re-deposited a secondarily enriched zone nearby.  This is typical at the Manto Cuba, San Pedro and Providencia mines (1,000 to 1,400 meters away) where higher-grade copper-sulfide (chalcocite) and copper-iron-sulfide (chalcopyrite) ore was historically exploited from beneath leached breccia.  Follow-up drilling of the newly discovered "Tucumana 2" pipe is highly warranted to search for a similar secondary enriched zone of copper.

From alteration and mineralization patterns observed in the Phase I drilling, and from careful study of the geophysical surveys in relation to these features, two very large deeper seated IP anomalies, located approximately 700 meters east of the Tucumana pipe, have now been identified as high-priority “blind breccia” targets for future drill testing.  Jeff Dahl, President of SAMEX said, “We are pleased with these exploration results and encouraged that they are advancing our discovery agenda.  The detailed compilation and methodical evaluation of Phase I exploration, although time consuming, is steadily improving our understanding of the geological controls and influences that emplaced, or later affected the mineralization that we’re pursuing.”

This news release is the second in a series of announcements being compiled from results and detailed evaluations of the INCA Phase I drill program.  Data continues to be compiled and readied for additional news releases on a target-by-target basis.  Included below is a synopsis of the results from the Tucumana area of the INCA Project, followed by a technical discussion for analysts and major mining companies who are following the exploration progress at INCA.  Drill location maps, cross-sections, drill histograms, geochemical and geophysical anomaly maps, and photos related to this news release can be viewed in the graphic plates and figures at www.samex.com.

Synopsis – Reconnaissance Phase I exploration core drilling in the Tucumana mine area, Inca Project, Chile made initial tests into two, sizeable, breccia pipes: Tucumana mine pipe and Tucumana #2 pipe (see Plate 1, Figure 2).  Important points concerning these results are listed below and described in more detail in the body of this news release.

(1) Drill holes TU-01, -02, and -03 (see Plate 1, Figures 3 to 8) into the Tucumana mine target intersected copper-sulfide (chalcopyrite, bornite) and molybdenite mineralization with additional gold content hosted by a breccia pipe and an “andesitic” intrusive plug.  The copper-molybdenum sulfide mineralization is related to several episodes of potassic and a superposed sericite alteration.  This drilling also shows a 70 to +100 meter thick cap of oxide-copper mineralization (0.22% to 0.42% Cusoluable) is preserved above the sulfide zone.  A 122.95-meter drill intersection (61.0-meter estimated width) into sulfide carried 0.41% Cu, 0.407 g/mt Au, and 0.028% Mo.

(2) Drill hole D-L3-01, in the Tucumana #2 pipe (Plate 1, Figure 2), is positioned over 100 meters elevation higher than the surface around the Tucumana mine drilling.  The pipe is completely sericitized and affected by strong supergene leaching to vertical depths of 200 meters (see Plate 1, Figure 10).  The thick leached cap contains residual abundant limonitic and some oxide-copper minerals suggesting several parts of the breccia might have been well sulfide-mineralized.  Anomalous copper (173 to 10,700 ppm) and zinc (114 to 632 ppm) values in sampled core support this.  Perhaps, in the vicinity of this pipe, the re-mobilized copper could have been transported and re-deposited to form a significant, localized, accumulation of secondary sulfide (chalcocite) with enriched copper grades.  Secondarily enriched, copper-sulfide ores were exploited at the nearby Manto Cuba, San Pedro and Providencia mines.  At further depth (316.0 to 341.50 m.), the hole entered a copper-sulfide mineralized interval of breccia with magnetite and biotite that carries anomalous copper (108 to 3870 ppm) and gold (0.98 to 1.120 g/mt).

(3) The second, superimposed alteration with addition of copper-molybdenum mineralization cuts both of the breccia pipes and can be traced across the surface for 600 meters.  Copper-sulfide mineralization due to this event could be distinguished in drill core from all three holes within the Tucumana mine pipe.  Drill hole D-L2-04, positioned mid-way between the breccia pipes (Plate 1, Figure 2), was completed across the altered/mineralized zone where it cuts monzonite wallrock.  This drill hole intersected, at a relatively high level, a potassic-altered zone 40 to 50 meters across including a 30-meter wide sericitized central core that contains a 2.4 meter thickness of interesting copper and higher grade molybdenum mineralization (0.49% Cu and 0.63% Mo) and some mixed oxide-and sulfide copper mineralization (Plate 1, Figure 9).  This hole continued down into an aplite stock, which also was found to be potassically altered, contain abundant tourmaline, and weakly mineralized with disseminated copper sulfide and highly anomalous molybdenum and gold content.  The outer part of the aplite carries interesting molybdenum values of 0.033% with 0.195 g/mt gold over 42.5 meters (34.0-meter estimated width).

(4) Trending northeast from the Tucumana breccia pipe, the fault-controlled, altered/mineralized zone becomes concealed beneath as much as 5 meters of gravels covering an expansive plain. The north end of a cluster of three strong IP anomalies is also located in this part of the plain (see Plate 2, Figures 3 to 5).  The character of the middle and northern IP anomalies suggests that the top of both causative sulfide-mineralized bodies are at vertical depths between 100 to 150 meters below the plateau surface.   The southern-most, smaller and weaker, IP anomaly is positioned directly over the pyritiferous, copper sulfide-mineralized and strongly sericitized breccia pipe, which has been periodically exploited over the past 80 years at the Providencia mine. The middle and northern IP anomalies have now been identified as high-priority targets for future drill testing.

(5) In reviewing concepts for Phase II exploration; A multi-hole core drilling program to further test at greater depth the Tucumana mine and Tucumana #2 breccia pipes and along the fault-controlled zone of alteration and mineralization has been proposed.  Initial core drill tests to investigate the two, large, IP anomalies will be an important part of the Phase II program.

Tucumana Open-Cut Mine Area - Phase I exploration core drilling in the Tucumana mine area, Inca Project, Chile was initiated by SAMEX to principally investigate results from earlier drilling in 1991 [by Cardomin S.A.], which intersected interesting copper-oxide and -sulfide mineralization.  These 1991 results were sufficiently encouraging for small miners to, soon after, begin extracting oxide-copper ores creating a steep-walled, 50 meter-long, open-cut.  Perhaps, as much as 200,000 metric tons of oxide-copper ore were produced in total from various operations over the past 15 years.

Our geological mapping established, that the open cut is located at the northeast end of a porphyritic “andesite” plug and miners were advancing along an east-northeast-trending zone of strong clay and sericite alteration hosting colorful oxide-copper mineralization.  The alteration cross-cuts and affects parts of a porphyritic “andesite” plug, nearby aplite stock and related dikes, and porphyritic monzonite wall rock.  Some insipient brecciation was noticed to be present in the aplite and monzonite exposed in the walls of the open cut.

SAMEX drilling (three holes – TU-01, -02, and -03) further revealed that the open cut is actually positioned within, what was, an east-northeast elongated, breccia pipe (Tucumana mine breccia pipe), which was strongly mineralized with copper and molybdenum sulfide containing a significant gold credit.  The pipe (Tucumana mine breccia pipe) was subsequently largely intruded out by a porphyritic “andesite” intrusion.   A remaining, very large block, or intact part, of well-mineralized breccia pipe was intersected at depth by all three of the drill holes (see cross sections of individual holes).

The porphyritic “andesite” in drill core also contains scattered blocks (xenoliths) of copper-sulfide in-fill mineralized breccia and patchy intervals of disseminated copper sulfide minerals (chalcopyrite and bornite), which appear to have been assimilated from the breccia.  Of importance, the Tucumana mine open cut also is located at the junction of significant east-northeast and northwest-trending faults.  The northeast-trending fault zone appears to be the primary structural control to a second, superposed, strong potassic and overlapping sericite alteration event that resulted in the mobilization and re-deposition of copper and molybdenum sulfide mineralization. Likely, additional copper-molybdenum sulfide mineralization (especially molybdenum) was introduced with the second event.

The copper and molybdenum mineralized/altered zones from this superposed event are steeply northward dipping, strongly affect the “andesite” and aplite intrusive rocks and large blocks of breccia, and extend open-ended to depth  at least >200 m. below the pit floor (open-ended). The drilled lengths of various copper-molybdenum mineralized/altered zones range from 30 to 35 meters; with individual higher-grade branches (prongs) that are 2 to 5 meters across.  Anomalous zinc values (>100 to 310 ppm) are commonly associated with the copper-molybdenum-gold mineralized intervals.

In the area of the pit, considerable fracturing associated with the faulting has facilitated supergene processes and development of an oxide-copper mineralized cap, which has a remaining 70-meters vertical thickness beneath the pit floor, and appears to be over 100-meters thick at the face where the un-mined part of the zone continues toward the east-northeast.  (see table below and www.samex.com/news.html for graphics and glossary of technical terms).

Additional core drilling will be needed to outline the full extent and better define grade parameters of copper-molybdenum sulfide mineralization contained at untested areas and deeper levels with the Tucumana mine breccia and “andesite” plug.  Please also note that some of the oxide-copper mineralization was obviously washed out with core drilling and consideration is being given to include in Phase II program; at least several holes of shallow, reverse-circulation drilling to try to better understand what are the actual (soluble and insoluble) grades of the oxide-copper cap.

Geochem Analytical Results – Core Drill Holes – Tucumana Mine Area

Hole #	From (meters)	To (meters)	Drill Length (meters)	Estimated Width (meters)	Cu %	Mo %	Au (g/tonne)	Zn ppm	Notes
TU-01	2.00	77.15	75.15	75.00 (vertical)	0.36	<0.01	0.093	149	Oxide-Cu cap
	77.15	84.85	7.70	7.70 (vertical)	0.06	<0.01	0.020	64	Leached interval
	84.85	93.80	8.95	8.95 (vertical)	0.37	0.01	0.233	107	Mixed oxide & sulfide zone
	95.30	128.65	33.35	20.0	0.46	0.021	0.425	112	Breccia, Cu-sulfide interval
Incl.	108.15	126.60	18.45	11.0	0.64	0.028	0.604	175	Sub-interval
	151.95	156.80	4.85	3.0	0.41	<0.01	0.079	44	Cu-sulfide interval

TU-02	0.00	60.35	60.35	60.35 (vertical)	0.22	<0.01	0.096	146	Oxide-cu cap
	60.35	72.25	11.90	11.90 (vertical)	0.06	0.01	0.386	180	Leached interval
	72.25	195.20	122.95	61.0	0.41	0.028	0.407	71	Breccia; Cu-sulfide interval
Incl.	107.75	113.0	5.25	3.0	1.37	0.046	1.657	47	Subinterval
Incl.	142.55	146.55	4.00	2.0	1.67	0.058	0.256	34	Subinterval
Incl.	186.95	195.20	8.25	4.0	1.35	0.111	2.659	54	Subinterval
	220.75	247.95	27.20	14.0	0.03	0.038	0.035	91	Hangingwall interval with anomalous moly

TU-03	98.05	102.00	3.95	3.0 (vertical)	0.43	0.009	0.146	103	Lower edge of oxide-Cu cap
	137.40	147.30	9.90	7.0	0.30	0.014	0.103	104	Cu-sulfide interval
	161.55	163.75	2.20	1.5	0.30	<0.01	0.873	59	Breccia, Cu-sulfide interval
	163.75	167.15	3.40	2.5	0.14	0.024	0.445	51	Cu-sulfide interval

A fourth hole, TU-04 (Plate 1, Figures 2 and 8), with a near-vertical orientation, was drilled from the same platform area as TU-03 to test for the down-dip continuation of the mineralized/altered zones exploited in the Tucumana mine open cut.  This hole found that the moderate northward dip of the altered/mineralized zones, breccia pipe, and porphyritic “andesite” at the surface quickly turns to a vertical orientation at depth (see cross section).

However, hole TU-04 disclosed that at depth, the wallrock just north of the breccia pipe/”andesitic” plug, is comprised of a +280 meter-thick layered sequence of breccia and porphyritic intrusive rocks which are strongly potassic altered (biotite and K-feldspar) and contain sparse, but conspicuous, disseminated chalcopyrite blebs over wide intervals - especially concentrated in breccia layers.   Contacts between units preserved in drill core demonstrate that the layered sequence must have a gentle dip likely to the north.  Analytical results show widespread, weakly to strongly anomalous levels (>100 ppm to 2520 ppm) of copper and associated detectible to few highly anomalous (>0.010 to 0.219 ppm) gold values.

These results seem to be different in geochemical character from results for holes drilled beneath the Tucumana mine open cut with no appreciable anomalous values of molybdenum or zinc.  The geologic significance of the thick, layered sequence of porphyry sills and breccia intervals, strong potassic alteration, interesting chalcopyrite occurrences throughout the hole with respect to exploration possibilities are still being studied.  The steeply oriented Tucumana mine breccia pipe and “andesitic” plug are later as they cross cut up through the layered breccia and intrusive porphyry sequence.  Further reconnaissance drilling might lead into a sizeable area of better copper-gold grade being discovered within the thick-layered package of breccia and porphyritic intrusions.

Tucumana #2 Breccia Pipe – The Tucumana #2 pipe was poorly exposed on a gentle slope 150 meters higher than the Tucumana pit floor and was expressed at the surface by widely scattered, small, outcrops of tourmaline-cemented breccia.  Bulldozer trenching exposed more outcrop of the breccia and helped outline a northeast-elongated pipe with dimensions of 300-meters long and 100- meters across. Continuous rock-chip sampling of the trench walls also revealed strong surface copper and molybdenum anomalies over the area of the pipe (see Plate 2, Figures 1 and 2).

Hole D-L3-01 drilled into the Tucumana #2 pipe and found the breccia to be completely sericitized, which made it susceptible to strong supergene leaching to a vertical depth of approximately 200 meters.  Only residual, but abundant, iron-oxide minerals, local colorful green oxide-copper minerals, and anomalous copper and zinc values remain behind in the leached breccia.  This, of course, raises questions pertaining to what was the original copper sulfide content/copper grade and to where has this original copper content been transported and re-deposited as a possible significant accumulation of secondary sulfide (i.e. chalcocite).  At further depth, the breccia contains abundant magnetite-secondary biotite with fine-grained chalcopyrite.  The interval from 316.00 to 341.50 meters contains numerous values of anomalous copper (108 to 3,870 ppm) and gold (0.098 to 1.120 g/mt) and averages 1,116 ppm copper and 0.311 g/mt gold.

Geochem Analytical Results – Tucumana #2 Breccia – Drill Hole D-L3-01

Hole #	From (meters)	To (meters)	Drill Length (meters)	Estimated Width (meters)	Copper Range ppm	Zinc Range ppm	Notes
D-L3-01	120.00	139.50	19.50	-----	180-569	150-286	Leached, sericitized breccia
	160.50	180.00	19.50	-----	173-10,700	114-632	Leached, sericitized breccia

Drill Hole D-L2-04 - Drill hole D-L2-04 was completed as a moderately angled hole across the area mid-way between the Tucumana mine and Tucumana #2 pipes to see if there is any possible sub-surface connection between the two, and also test, at relatively shallow depth, the eastward continuation of the copper-molybdenum mineralization/ alteration controlled along the east-northeastward-trending fault zone; and then continue down into the porphyritic aplite.

This hole is positioned 120 meters northeast of the Tucumana mine open cut and at a higher elevation on the side of a ridge near a saddle where the fault-controlled alteration/mineralization is marked by wide area of clay-altered outcrops of monzonite and aplite.  The drill hole intersected an altered zone 40 to 50 meters across with a 30-meter wide sericitized central core that contains several meters thickness of high-grade molybdenum mineralization (see table of geochemical results below).  The central core is flanked by outboard intervals of anomalous molybdenum mineralization ranging from five to 30 meters thickness (see cross section for D-L2-04).

Within the sericitized and potassic-altered zone, some mixed oxide and sulfide copper mineralization also was intersected giving anomalous copper values – but supergene processes appear to have perhaps swept (mobilized) some of the original copper content down deeper possibly to another peripheral area.  Of interest, after passing through the fault-controlled, sericite alteration and strong molybdenum mineralization; a deeper interval, with an additional 50 meters of thickness, of disseminated copper-sulfide (chalcopyrite) occurring with abundant spotting and narrow zones of K-feldspar-quartz-tourmaline was found to be hosted by the porphyritic aplite stock.

The intersection through the altered/molybdenum-rich mineralization made by hole D-L2-04, was made at an elevation nearly the same as the elevation of the Tucumana open-cut floor and there is considerable down-dip extent, which has yet to be drill tested.

Geochem Analytical Results – Altered/Mineralized Zone/Aplite – Drill Hole D-L2-04

Hole #	From (meters)	To (meters)	Drill Length (meters)	Estimated Width (meters)	Cu %	Mo %	Au (g/tonne)	Zn ppm	Notes
D-L2-04	182.35	185.70	3.35	2.40	0.49	0.63	0.587	43	Sericite-altered interval cutting monzonite
	211.50	254.00	42.50	34.00	0.09	0.033	0.195	29	Altered zone – aplite
Incl.	211.50	220.50	9.00	7.00	0.10	<0.01	0.212	27	Subinterval
Incl.	224.95	226.85	1.90	1.50	0.33	0.57	0.064	74	Altered zone - aplite
Incl.	249.00	253.00	4.00	3.20	0.25	<0.01	1.049	19	Altered zone - aplite
	282.40	289.00	6.60	5.0	0.24	0.01	0.028	22	Altered zone - aplite
	309.00	313.50	4.50	3.50	0.15	<0.01	0.024	21	Altered zone – aplite

The geologic setting of the Tucumana mine and Tucumana #2 breccia pipes, altered porphyritic aplite, thick-layered/gently dipping sequence of breccia and porphyritic intrusions (sills), and fault-controlled alteration all hosting variable amounts of copper, molybdenum, and gold mineralization comprise an intriguing exploration picture which strongly warrants further exploration.  This area appears to be positioned just at the margin to a strong IP anomaly, which is now interpreted to actually be centered on the Deliro-Tucumana breccia complex and 120 meters north-northwest of the Tucumana mine open cut.

Of interest, a cluster of three IP anomalies were identified 600 to 800 meters east and southeast of the Tucumana area drill tested.  Much of this area is part of an expansive plain, which is covered by <5 to 10 meters of gravels.  The Providencia mine, which exploited copper-sulfide and some enriched chalcocite mineralization hosted by a breccia pipe, is located on the southern-most of the IP anomalies.   The mine is located in a roofed breccia body, which is now exposed in the mine open cut and was exploited by decline ramp and shaft to nearly 100 meters depth.   The open-cut is within a drainage floor, which is 100 meters below the surface elevation of the plains to the north.

Modeling of the IP data in profile and level slices indicates that the larger and stronger middle and northern IP anomalies are produced by sulfide-bearing, causative bodies whose tops are both between 100 to 150 meters depth – approximately the same elevation as the roof contact overlying the Providencia mine breccia pipe.   The IP modeling also shows that the intensity and/or size of the causative sulfide bodies increases with depth and is open ended to depth beyond 300 meters).  This is displayed very well in map slices shown for 100, 200, and 300 meters depths beneath the surface (see related graphics posted at www.samex.com).  These two IP anomalies deserve a concerted exploration core-drilling program to investigate their potential to host significant deposits of copper-molybdenum-gold sulfide mineralization.

“Robert E. Kell”

Vice-President – Exploration

The geologic technical information in this News Release was prepared by Robert Kell, Vice-President Exploration for SAMEX MINING CORP. and Phil Southam, Geologist.  Mr. Kell and Mr. Southam are “qualified persons” pursuant to Canadian Securities National Instrument 43-101 concerning Standards Of Disclosure For Mineral Projects. Geochemical analyses on samples were performed by ALS Chemex, an internationally recognized and ISO certified laboratory complying with the international standards ISO 9001:2000 and ISO 17025:1999.  Except where otherwise noted, the analytical and test data underlying the information disclosed herein was verified by or under the supervision of Mr. Kell and Mr. Southam.

This News Release includes certain "forward looking statements". Without limitation, statements regarding potential mineralization and resources, exploration results, and future plans and objectives of the Company are forward-looking statements that involve various risks. Actual results could differ materially from those projected as a result of the following factors, among others: risks inherent in mineral exploration; risks associated with development, construction and mining operations; the uncertainty of future profitability and uncertainty of access to additional capital.

The TSX Venture Exchange has neither approved nor disapproved of the information contained herein.